EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2020 and Declares a Quarterly Cash Dividend
MONACO - May 11, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers” or the “Company”), today reported its results for the three months ended March 31, 2020.
The Company also announced that on May 11, 2020, its Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company’s common shares.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Results for the Three Months Ended March 31, 2020 and 2019
For the first quarter of 2020, the Company’s GAAP net loss was $124.7 million, or $18.12 per diluted share, including:

•	a non-cash loss of approximately $89.1 million and cash dividend income of $0.4 million, or $12.88 loss per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and

•	a write-down of assets held for sale of approximately $17.0 million, or $2.47 per diluted share, related to the classification of two Ultramax vessels and one Kamsarmax vessel as held for sale.

Emanuele A. Lauro, Chairman and Chief Executive Officer, commented “Our first priority is to ensure the safety of our seafarers and shore staff during the COVID-19 pandemic.  Beyond that, we have strengthened our balance sheet by vessel sales and sale leasebacks, we have reduced our capital expenditures by adjusting our scrubber installation schedule, we have reduced our quarterly cash dividend, and we have sold a portion of our shareholding in Scorpio Tankers for net proceeds amounting to $42.7 million. At present, we do not expect to sell any more vessels beyond those assets previously announced as held for sale. We expect to retain our remaining holding of 2.16 million shares in Scorpio Tankers. While the dry bulk market is weak at present, we are confident that rates will strengthen over the remainder of the year and have not hedged or time chartered any of our forward days. We are optimistic about the future of our Company.”

For the same period in 2019, the Company’s GAAP net loss was $3.5 million, or $0.51 per diluted share. These results include a non-cash gain of approximately $15.0 million and cash dividend income of $0.5 million, or $2.30 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-down of assets held for sale of approximately $7.5 million, or $1.11 per diluted share.
Total vessel revenues for the first quarter of 2020 were $40.8 million, compared to $50.4 million for the same period in 2019. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarter of 2020 was a loss of $100.1 million and EBITDA for the first quarter of 2019 was $25.3 million, respectively (see Non-GAAP Financial Measures below).
For the first quarter of 2020, the Company’s adjusted net loss was $107.7 million, or $15.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $17.0 million relating to the classification of two Ultramax vessels and one Kamsarmax vessel as held for sale. Adjusted EBITDA for the first quarter of 2020 was a loss of $83.1 million (see Non-GAAP Financial Measures below).
For the first quarter of 2019, the Company’s adjusted net income was $4.0 million, or $0.60 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of $7.5 million. Adjusted EBITDA for the first quarter of 2019 was $32.8 million (see Non-GAAP Financial Measures below).
TCE Revenue

TCE Revenue Earned during the First Quarter of 2020 (see Non-GAAP Financial Measures)

•	Our Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $9,316 revenue per day.

•	Our Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $8,713 revenue per day.
Voyages Fixed thus far for the Second Quarter of 2020, as of the date hereof

•	Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $7,149 revenue per day on average for 64% of the days

•	Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $4,076 revenue per day on average for 69% of the days
Cash and Cash Equivalents
As of May 8, 2020, the Company had approximately $100.8 million in cash and cash equivalents, excluding proceeds from the sale of 0.5 million shares of Scorpio Tankers Inc. for which the trades are expected to settle on May 12, 2020.
Recent Significant Events
COVID-19
The outbreak of the novel COVID-19 virus (“coronavirus”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Quarterly Cash Dividend
In the first quarter of 2020, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.20 per share totaling approximately $1.5 million.
On May 11, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 30, 2020, to all shareholders of record as of June 15, 2020. As of May 11, 2020, 7,247,580 shares were outstanding.
Reverse Stock Split
In April 2020, the Company effected a one-for-ten reverse stock split of the Company’s common shares, par value $0.01 per share, reducing the number of outstanding common shares from approximately 72.5 million shares to approximately 7.2 million shares. The Company’s authorized common shares was approximately 31.9 million as of April 7, 2020.
IMO 2020
In April 2020, the Company reached an agreement with its counterparties to postpone the delivery of exhaust gas cleaning systems, or scrubbers, on thirteen of its vessels until at least 2021 at no additional cost to the Company. This is expected to delay the payment of between $20.0 million and $25.0 million of expenditures until 2021 at the earliest. Please see the revised estimated installation and payment schedules below.
Investment in Scorpio Tankers Inc.
In May 2020, the Company sold 2.25 million shares of Scorpio Tankers Inc. (NYSE: STNG) for aggregate net proceeds of approximately $42.7 million, of which the trades of 0.5 million shares are expected to settle on May 12, 2020. Following the completion of these sales, the Company will continue to own in aggregate approximately 2.16 million common shares of Scorpio Tankers Inc.
Vessel Sales
In March 2020, the Company entered into agreements with unaffiliated third parties to sell the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate. Delivery of the SBI Jaguar and SBI Taurus to their buyers took place in April 2020, while the delivery of the SBI Bolero is expected to take place in May 2020.
It is estimated that the Company’s liquidity will increase by approximately $18.3 million upon the completion of all three sales and after the repayment of associated outstanding debt. The Company recorded a loss of approximately $17.0 million in the first quarter of 2020 related to the sales and expects to write-off $0.3 million of deferred finance charges upon the repayment of the related debt in the second quarter of 2020.
$67.3 Million Lease Financing
During March 2020 and April 2020, the Company closed the transactions to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) and one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of 12 years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.
$12.5 Million Credit Facility
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Cronos under the $67.3 Million Lease Financing in March 2020.
$27.3 Million Credit Facility
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Achilles under $67.3 Million Lease Financing in March 2020.
$12.8 Million Credit Facility
This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Lynx under $67.3 Million Lease Financing in April 2020.
$38.7 Million Credit Facility
This credit facility was repaid in full and terminated in April 2020 due to the sale of the SBI Jaguar.
$85.5 Million Credit Facility
The Company repaid approximately $11.1 million of this credit facility in April 2020 due to the sale of the SBI Taurus.
Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of March 31, 2020 and May 8, 2020, are as follows (dollars in thousands):

	As of March 31, 2020	As of May 8, 2020	As of May 8, 2020
Credit Facility	Amount Outstanding		Amount Committed (1)
$85.5 Million Credit Facility	$45,404	$37,044	$1,464
$38.7 Million Credit Facility	9,900	—	—
$12.8 Million Credit Facility	11,475	—	—
$30.0 Million Credit Facility	26,642	26,642	—
$60.0 Million Credit Facility	26,008	26,008	2,862
$184.0 Million Credit Facility (2)	161,374	161,374	17,448
$34.0 Million Credit Facility	33,714	33,714	—
$90.0 Million Credit Facility	80,125	80,125	8,706
$19.6 Million Lease Financing - SBI Rumba	16,570	16,464	—
$19.0 Million Lease Financing - SBI Tango	17,008	16,908	—
$19.0 Million Lease Financing - SBI Echo	17,116	17,021	—
$20.5 Million Lease Financing - SBI Hermes	18,739	18,631	—
$21.4 Million Lease Financing - SBI Samba	20,033	19,915	—
CMBFL Lease Financing	110,325	110,325	11,842
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	39,279	39,033	3,000
AVIC Lease Financing	109,077	107,931	8,200
$67.3 Million Lease Financing	40,726	62,045	$4,500
Total	$783,515	$773,180	$58,022

(1)	Includes the maximum loan amount available for the installation of scrubbers, following upsizes of certain credit facilities and lease financing arrangements and may not be drawn down in full.

(2)
Due to the sale of the SBI Bolero, which is expected to take place in May 2020, approximately $12.5 million of the $184.0 Million Credit Facility is expected to be repaid and the amount of financing committed for the installation of scrubbers is expected to be reduced by approximately $1.5 million.

The Company’s projected quarterly debt repayments on its bank loans and lease financing arrangements through 2021 are as follows (dollars in thousands):

	Principal on Bank Loans	Principal on Lease Financing Arrangements	Total (1)
Q2 2020 (2) (3)	$21,182	$6,738	$27,920
Q3 2020	8,805	9,611	18,416
Q4 2020	9,066	9,630	18,696
Q1 2021	9,066	9,619	18,685
Q2 2021	9,066	9,653	18,719
Q3 2021	8,884	9,801	18,685
Q4 2021	9,486	10,026	19,512
Total	$75,555	$65,078	$140,633

(1)
Includes estimated repayments on the upsizings of certain credit facilities and lease financing arrangements for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to payments expected to be made from May 9, 2020 to June 30, 2020.

(3)	Includes the repayment of approximately $12.5 million of the $184.0 Million Credit Facility due to the sale of the SBI Bolero, which is expected to take place in May 2020.

IMO 2020

The Company’s projected schedule and estimated payments for the installation of scrubbers on all the owned and finance leased vessels in its fleet is as follows (dollars in thousands). Through May 8, 2020, the Company has completed the installation of scrubbers on 22 (including 9 Kamsarmax vessels and 13 Ultramax vessels) of its vessels.

	Completed Scrubber Installation by Vessel Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q2 2020 (2)	4	1	14,115
Q3 2020	1	—	7,631
Q4 2020	—	—	2,126
Q1 2021	—	—	—
Q2 2021	2	1	9,145
Q3 2021	2	3	8,613
Q4 2021	3	2	5,113
Total	12	7	$46,743

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to installations expected to be completed and payments expected to be made from May 9, 2020 to June 30, 2020.

Financial Results for the Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019
For the first quarter of 2020, the Company’s GAAP net loss was $124.7 million, or $18.12 per diluted share, compared to a net loss of $3.5 million, or $0.51 per diluted share, for the same period in 2019. Results for the first quarter of 2020 include: a non-cash loss of approximately $89.1 million and cash dividend income of $0.4 million, or $12.88 loss per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and charges of approximately $17.0 million, or $2.47 per diluted share, related to the classification of two Ultramax vessels and one Kamsarmax vessel as held for sale. Results for the first quarter of 2019 include non-cash gain of approximately $15.0 million and cash dividend income of $0.5 million, or $2.30 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-down of assets held for sale of approximately $7.5 million, or $1.11 per diluted share.
EBITDA for the first quarters of 2020 and 2019 were a loss of $100.1 million and a gain of $25.3 million, respectively (see Non-GAAP Financial Measures below).
For the first quarter of 2020, the Company’s adjusted net loss was $107.7 million, or $15.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $17.0 million. Adjusted EBITDA for the first quarter of 2020 was a loss of $83.1 million (see Non-GAAP Financial Measures below).
For the first quarter of 2019, the Company’s adjusted net income was $4.0 million, or $0.60 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of $7.5 million. Adjusted EBITDA for the first quarter of 2019 was $32.8 million (see Non-GAAP Financial Measures below).
Total vessel revenues have been negatively impacted by the significant decline in the demand for dry bulk tonnage and related volatility in dry bulk charter spot rates, resulting from the reduction in global economic activity and demand for raw materials that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage has resulted in a 19% decrease in the Company’s revenues for the first quarter of 2020 to $40.8 million from $50.4 million in the first quarter of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first quarter of 2020 was $39.5 million, a decrease of $10.8 million from the prior year period.
Total operating expenses for the first quarter of 2020 were $66.6 million, including the charge related to the classification of vessels as held for sale of approximately $17.0 million, compared to $56.6 million in the first quarter of 2019, which also included a charge related to the classification of vessels as held for sale of $7.5 million.

Ultramax Operations

	Three Months Ended March 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$24,931	$31,282	$(6,351)	(20)
Voyage expenses	874	61	813	1,333
TCE Revenue	$24,057	$31,221	$(7,164)	(23)
Operating expenses:
Vessel operating costs	16,624	17,637	(1,013)	(6)
Charterhire expense	1,137	870	267	31
Vessel depreciation	7,940	9,197	(1,257)	(14)
General and administrative expense	1,116	1,027	89	9
Loss / write-down on assets held for sale	7,615	—	7,615	NA
Total operating expenses	$34,432	$28,731	$5,701	20
Operating (loss) income	$(10,375)	$2,490	$(12,865)	(517)
Vessel revenue for the Company’s Ultramax Operations decreased to $24.9 million for the first quarter of 2020 from $31.3 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $24.1 million for the first quarter of 2020 compared to $31.2 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 35 vessels owned or finance leased and one vessel time chartered-in during the first quarter of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the first quarter of 2019. TCE revenue per day was $8,713 and $9,177 for the first quarters of 2020 and 2019, respectively.

	Three Months Ended March 31,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$24,057	$31,221	$(7,164)	(23)
TCE Revenue / Day	$8,713	$9,177	$(464)	(5)
Revenue Days	2,761	3,402	(641)	(19)
The Company’s Ultramax Operations vessel operating costs were $16.6 million for the first quarter of 2020, including approximately $0.8 million of takeover costs and contingency expenses, compared with vessel operating costs of $17.6 million in the prior year period, relating to the 35 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first quarter of 2020 decreased to $4,955 from $5,005 in the prior year period due primarily to the timing of certain crew costs.
Charterhire expense for the Company’s Ultramax Operations was approximately $1.1 million and $0.9 million for the first quarters of 2020 and 2019, respectively and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $9.2 million to $7.9 million as a total of six vessels were classified as held for sale or sold since the end of the first quarter of 2019.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $1.1 million for the first quarter of 2020 and $1.0 million in the prior year period.

During the first quarter of 2020, the Company recorded a write-down on assets held for sale of $7.6 million related to the classification of two Ultramax vessels, the SBI Jaguar and SBI Taurus, as held for sale. The sales were completed in April 2020.

Kamsarmax Operations

	Three Months Ended March 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$15,894	$19,069	$(3,175)	(17)
Voyage expenses	486	47	439	934
TCE Revenue	$15,408	$19,022	$(3,614)	(19)
Operating expenses:
Vessel operating costs	8,060	8,633	(573)	(7)
Charterhire expense	3,561	109	3,452	3,167
Vessel depreciation	4,403	4,722	(319)	(7)
General and administrative expense	549	288	261	91
Loss / write-down on assets held for sale	9,394	7,509	1,885	25
Total operating expenses	$25,967	$21,261	$4,706	22
Operating loss	$(10,559)	$(2,239)	$(8,320)	(372)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $15.9 million in the first quarter of 2020 from $19.1 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $15.4 million for the first quarter of 2020 associated with a day-weighted average of 17 vessels owned or finance leased and five vessels time chartered-in, compared to $19.0 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $9,316 and $11,176 for the first quarters of 2020 and 2019, respectively.

	Three Months Ended March 31,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$15,408	$19,022	$(3,614)	(19)
TCE Revenue / Day	$9,316	$11,176	$(1,860)	(17)
Revenue Days	1,654	1,702	(48)	(3)
Kamsarmax Operations vessel operating costs were $8.1 million for the first quarter of 2020, including approximately $0.2 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.6 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the first quarter of 2020 decreased to $5,047 from $5,111 in the prior year period due primarily to the timing of certain crew costs.
Kamsarmax Operations charterhire expense was $3.6 million in the first quarter of 2020, relating to five vessels the Company has time chartered-in, the first of which was time chartered-in at the end of the first quarter of 2019.
Kamsarmax Operations depreciation was $4.4 million and $4.7 million in the first quarters of 2020 and 2019, respectively, as the number of vessels owned or finance leased on average decreased to 17 in the first quarter of 2020 from 19 in the first quarter of 2019 due to the sale of two vessels in the third quarter of 2019.

General and administrative expense for the Company’s Kamsarmax Operations was $0.5 million for the first quarter of 2020 and $0.3 million in the first quarter of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first quarter of 2020, the Company recorded a write down on assets held for sale of $9.4 million related to the classification of the SBI Bolero as held for sale. In the first quarter of 2019, $7.5 million was written down related to the sale of the SBI Electra and SBI Flamenco.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $4.9 million and $6.5 million in the first quarters of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a non-cash loss of approximately $89.1 million for the first quarter of 2020 and received cash dividend income of $0.4 million from its equity investment in Scorpio Tankers Inc. During the first quarter of 2019, the Company recorded a non-cash gain of approximately $15.0 million as well as cash dividend income of $0.5 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $10.2 million in the first quarter of 2020 from $12.7 million in the prior year period due to lower LIBOR rates and the redemption of our 7.50% Senior Unsecured Notes during the third quarter of 2019. The Company expects to write-off $0.3 million of deferred finance charges upon the repayment of the debt related to vessel sales in the second quarter of 2020.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2020	2019
Revenue:
Vessel revenue	$40,824	$50,351
Operating expenses:
Voyage expenses	1,360	108
Vessel operating costs	24,684	26,270
Charterhire expense	4,698	979
Vessel depreciation	12,343	13,919
General and administrative expenses	6,528	7,829
Loss / write-down on assets sold or held for sale	17,009	7,509
Total operating expenses	66,622	56,614
Operating loss	(25,798)	(6,263)
Other income (expense):
Interest income	123	344
Income from equity investments	(88,631)	15,503
Foreign exchange loss	(54)	(4)
Financial expense, net	(10,343)	(13,049)
Total other (expense) income	(98,905)	2,794
Net loss	$(124,703)	$(3,469)

Loss per share:
Basic	$(18.12)	$(0.51)
Diluted	$(18.12)	$(0.51)

Basic weighted average number of common shares outstanding	6,883	6,746
Diluted weighted average number of common shares outstanding	6,883	6,746

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$50,209	$42,530
Accounts receivable	21,940	13,209
Prepaid expenses and other current assets	9,290	9,547
Total current assets	81,439	65,286
Non-current assets
Vessels, net	1,208,105	1,271,993
Assets held for sale	130,054	77,536
Equity investments	84,226	173,298
Deferred financing costs, net	2,781	2,982
Other assets	67,502	74,464
Total non-current assets	1,492,668	1,600,273
Total assets	$1,574,107	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$36,634	$44,956
Capital lease obligations	32,779	29,159
Accounts payable and accrued expenses	43,230	49,718
Total current liabilities	112,643	123,833
Non-current liabilities
Bank loans, net	352,943	332,613
Capital lease obligations	351,207	321,646
Other liabilities	6,418	12,500
Total non-current liabilities	710,568	666,759
Total liabilities	823,211	790,592
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 21,250,000 shares as of March 31, 2020 and December 31, 2019; outstanding 7,247,580 shares as of March 31, 2020 and 7,248,180 as of December 31, 2019	809	809
Paid-in capital	1,717,776	1,717,144
Common shares held in treasury, at cost; 856,785 shares at March 31, 2020 and December 31, 2019	(56,720)	(56,720)
Accumulated deficit	(910,969)	(786,266)
Total shareholders’ equity	750,896	874,967
Total liabilities and shareholders’ equity	$1,574,107	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Three Months Ended March 31,
	2020	2019
Operating activities
Net loss	$(124,703)	$(3,469)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	2,082	2,175
Vessel depreciation	12,343	13,919
Amortization of deferred financing costs	1,013	1,270
Write-off of deferred financing costs	—	—
Loss / write-down on assets held for sale	16,077	6,649
Net unrealized (gains) losses on investments	89,072	(14,962)
Dividend income on equity investment	(441)	(541)
Drydocking expenditure	(2,207)	—
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(8,731)	1,770
Decrease in prepaid expenses and other assets	5,877	50
Decrease in accounts payable and accrued expenses	(11,638)	(2,316)
Net cash (used in) provided by operating activities	(21,256)	4,545
Investing activities
Dividend income on equity investment	441	541
Scrubber payments	(14,874)	(4,325)
Net cash used in investing activities	(14,433)	(3,784)
Financing activities
Proceeds from issuance of long-term debt	79,000	—
Repayments of long-term debt	(34,182)	(16,011)
Dividends paid	(1,450)	(1,424)
Net cash provided by (used in) financing activities	43,368	(17,435)
Increase (decrease) in cash and cash equivalents	7,679	(16,674)
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$50,209	$50,821

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended March 31,
	2020	2019
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$40,824	$50,351
Voyage expenses	(1,360)	(108)
Time charter equivalent revenue	$39,464	$50,243
Time charter equivalent revenue attributable to:
Kamsarmax	$15,408	$19,022
Ultramax	24,057	31,221
	$39,465	$50,243
Revenue days:
Kamsarmax	1,654	1,702
Ultramax	2,761	3,402
Combined	4,415	5,104
TCE per revenue day (1):
Kamsarmax	$9,316	$11,176
Ultramax	$8,713	$9,177
Combined	$8,939	$9,844

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of May 8, 2020

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Samba	2015	84,000	Kamsarmax	Yes
SBI Rumba	2015	84,000	Kamsarmax	No
SBI Capoeira	2015	82,000	Kamsarmax	No
SBI Carioca	2015	82,000	Kamsarmax	Yes
SBI Conga	2015	82,000	Kamsarmax	No
SBI Bolero	2015	82,000	Kamsarmax	No
SBI Sousta	2016	82,000	Kamsarmax	No
SBI Rock	2016	82,000	Kamsarmax	No
SBI Lambada	2016	82,000	Kamsarmax	No
SBI Reggae	2016	82,000	Kamsarmax	No
SBI Zumba	2016	82,000	Kamsarmax	Yes
SBI Macarena	2016	82,000	Kamsarmax	Yes
SBI Parapara	2017	82,000	Kamsarmax	Yes
SBI Mazurka	2017	82,000	Kamsarmax	Yes
SBI Swing	2017	82,000	Kamsarmax	Yes
SBI Jive	2017	82,000	Kamsarmax	Yes
SBI Lynx	2018	82,000	Kamsarmax	Yes
Total Kamsarmax		1,398,000

SBI Antares	2015	61,000	Ultramax	Yes
SBI Athena	2015	64,000	Ultramax	Yes
SBI Bravo	2015	61,000	Ultramax	Yes
SBI Leo	2015	61,000	Ultramax	Yes
SBI Echo	2015	61,000	Ultramax	Yes
SBI Lyra	2015	61,000	Ultramax	No
SBI Tango	2015	61,000	Ultramax	No
SBI Maia	2015	61,000	Ultramax	No
SBI Hydra	2015	61,000	Ultramax	No
SBI Subaru	2015	61,000	Ultramax	No
SBI Pegasus	2015	64,000	Ultramax	No
SBI Ursa	2015	61,000	Ultramax	No
SBI Thalia	2015	64,000	Ultramax	No
SBI Cronos	2015	61,000	Ultramax	No
SBI Orion	2015	64,000	Ultramax	No
SBI Achilles	2016	61,000	Ultramax	No
SBI Hercules	2016	64,000	Ultramax	No
SBI Perseus	2016	64,000	Ultramax	No
SBI Hermes	2016	61,000	Ultramax	No
SBI Zeus	2016	60,200	Ultramax	No
SBI Hera	2016	60,200	Ultramax	No
SBI Hyperion	2016	61,000	Ultramax	No
SBI Tethys	2016	61,000	Ultramax	Yes
SBI Phoebe	2016	64,000	Ultramax	Yes
SBI Poseidon	2016	60,200	Ultramax	Yes
SBI Apollo	2016	60,200	Ultramax	Yes
SBI Samson	2017	64,000	Ultramax	No
SBI Phoenix	2017	64,000	Ultramax	No
SBI Gemini	2015	64,000	Ultramax	Yes
SBI Libra	2017	64,000	Ultramax	Yes
SBI Aries	2015	64,000	Ultramax	Yes

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Pisces	2016	64,000	Ultramax	No
SBI Virgo	2017	64,000	Ultramax	Yes
Total Ultramax		2,051,800
Total Owned or Finance Leased Vessels DWT		3,449,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel and five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)
Total TC DWT		468,500

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)
This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the Baltic Exchange’s 74,000 DWT Panamax Index, or the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel has been time chartered-in for 24 months at $12,000 per day for the first 12 months and at $12,500 per day for the second 12 months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, May 11, 2020, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 3965438.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/uydsfgt8

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. The Company currently has five vessels held for sale. Upon the completion of the sale of the five vessels, Scorpio Bulkers Inc. will have an operating fleet of 51 vessels consisting of 45 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 29 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 3.1 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2020	2019
Net loss	$(124,703)	(3,469)
Add Back:
Net interest expense	9,206	11,436
Depreciation and amortization (1)	15,438	17,363
EBITDA	$(100,059)	25,330
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended March 31,		Three Months Ended March 31,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net loss	$(124,703)	$(18.12)	$(3,469)	$(0.51)
Adjustments:
Loss / write-down on assets sold or held for sale	17,009	2.47	7,509	1.11
Total adjustments	$17,009	$2.47	$7,509	$1.11
Adjusted net (loss) income	$(107,694)	$(15.65)	$4,040	$0.60

Adjusted EBITDA (unaudited)

	Three Months Ended March 31,	Three Months Ended March 31,
In thousands	2020	2019
Net loss	$(124,703)	$(3,469)
Impact of adjustments	17,009	7,509
Adjusted net (loss) income	(107,694)	4,040
Add Back:
Net interest expense	9,206	11,436
Depreciation and amortization (1)	15,438	17,363
Adjusted EBITDA	$(83,050)	$32,839
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the recent novel coronavirus (COVID-19) outbreak, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing (including for capital expenditures) and comply with covenants in such financing arrangements, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)